Exhibit 4.1

DIGITAL TURBINE, INC.

as Issuer,

the Guarantors party hereto
AND

U.S. Bank National Association

as Trustee

Second Supplemental Indenture

Dated as of May 23,
2017

8.75% Convertible Senior

Notes due 2020

SECOND SUPPLEMENTAL INDENTURE, dated as of May 23, 2017 (the “Supplemental Indenture”) by and among Digital Turbine, Inc., a company duly incorporated and existing under the laws of Delaware, United States of America, and having its principal office at 300 GUADALUPE STREET, SUITE 302, AUSTIN TX 78701, as Issuer (the “Company”), the Guarantors and U.S. Bank National Association, as Trustee (the “Trustee”) under the Indenture, dated as of September 28, 2016, as amended by the First Supplemental Indenture dated as of January 12, 2017 (as amended and supplemented, the “Indenture”). Capitalized terms used but not defined herein are defined in the Indenture and are used herein with the meanings assigned to them therein.

RECITALS OF THE COMPANY

WHEREAS, the Company has outstanding 8.75% Convertible Senior Notes due 2020 (each a “Note” and collectively, the “Notes”) issued pursuant to the Indenture;

WHEREAS, each of the Guarantors has guaranteed the Company’s obligations under the Indenture and the Notes executed pursuant to the Indenture;

WHEREAS, Section 4.13 of the Indenture prohibits, among other things, the Company from incurring Secured Debt (other than Permitted Debt) without the consent or waiver of the Holders of two-thirds of the aggregate principal amount of the Notes outstanding (the “Required Holders”);

WHEREAS, in consideration for entering into this Supplemental Indenture, the Company has received the written consent, waiver and agreement from the Required Holders for the Company and its subsidiaries (including the Guarantors) to incur Secured Loans (as defined below), which would constitute Secured Debt that would not be Permitted Debt, and grant all related pledges and other rights contemplated thereby, all upon the terms and conditions set forth herein and in those certain Noteholder Instructional Consents, in the form of Exhibit A, of even date herewith;

WHEREAS, Section 13.02 of the Indenture provides, subject to exceptions specified therein which are not applicable to the Supplemental Indenture, and subject to obtaining from the Required Holders in connection with incurrence of Secured Debt, that with the consent of the Holders (other than the Company and any Person controlled by the Company (within the meaning of the definition of the term “Affiliate”)) of not less than a majority in Principal Amount of the outstanding Notes, including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes, by Act of said Holders delivered to the Company and the Trustee, the Company, when authorized by a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental thereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the Holders under the Indenture;

WHEREAS, the consents from the Required Holders also include consent sufficient to authorize this Supplemental Indenture under Section 13.02;

WHEREAS, the Company and each of the Guarantors have duly authorized the execution and delivery of this Supplemental Indenture; and

WHEREAS, all things necessary to make this Supplemental Indenture a valid and legally binding agreement of the Company and the Guarantors, respectively, in accordance with the terms of the Indenture, have been done.

NOW, THEREFORE, THIS SECOND SUPPLEMENTAL INDENTURE WITNESSETH, for and in consideration of the premises, the covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties agree as follows:

Article 1.

Section 1.01 Amendments to the Indenture. As of the date hereof, the Indenture is hereby amended, modified and supplemented as follows:

(a)       A new definition of “Secured Loan” in hereby added to Section 1.01 of the Indenture, in alphabetical sequence relative to the other defined terms in such Section 1.01, and shall read as follows:

“Secured Loan” or “Secured Loans” shall mean all loans, extensions of credit, letters of credit, credit facilities (revolving or otherwise), notes, debentures, guarantees and term loans, any and all of which may be secured and encumbered (including on a first priority lien basis) by up to all current and future assets, rights and properties of the Company and its Subsidiaries (including the Guarantors), whether through pledges, liens, encumbrances and grants of collateral and all indemnities, payment obligations and other transactions arising thereunder, from any lender or group of lenders (whether bank or non-bank) or their transferees or assigns, pursuant to any and all loan agreements, notes, collateral agreements, pledge agreements, guarantees, instruments and certificates related thereto, including, but not limited to any of the foregoing arising under or related to loan and collateral documentation by and between, on the one hand Bridge Bank, a division of Western Alliance Bank, and any or all of its affiliates, assignees or successors (including any assignees of any interest in such a loan from Bridge Bank and/or by way of any sale or change of control of Western Alliance Bank or of its Bridge Bank division), and on the other hand the Company and one or more of its Subsidiaries (including any or all of the Guarantors) as borrower and/or guarantor, and all other rights of the lenders thereunder. The term Secured Loan(s) shall also include all amendments, restatements, refinancings, extensions, supplements, waivers, consents, replacements or modifications of or to the foregoing.

(b)       A new definition of “Second Supplemental Indenture” and “Second Supplemental Effective Date” are hereby added to Section 1.01 of the Indenture, in alphabetical sequence relative to the other defined terms in such Section 1.01, and shall read as follows:

“Second Supplemental Indenture” means the Second Supplemental Indenture to the Indenture, and the “Second Supplemental Effective Date” shall mean the date that the Second Supplemental Indenture becomes effective in accordance with Section 13.04 of the Indenture.

(c)       A new Section 6.05(m) is hereby added to the Indenture immediately after current Section 6.05(l) of the Indenture, and shall read as follows:

Section 6.05(m) Conversion Rate Adjustment. From and after the determination of the Measured Price, the Conversion Rate shall be adjusted to be equal to $1,000 divided by the Measured Price, subject to adjustment as set forth herein.

(d)       A new definition of “Measured Price” in hereby added to Section 1.01 of the Indenture, in alphabetical sequence relative to the other defined terms in such Section 1.01, and shall read as follows:

“Measured Price” shall mean the dollar amount calculated as follows: (A) If the sum of (i) the simple average of the Daily VWAP for Common Stock for all of the consecutive VWAP Trading Days that occur during the Measurement Period plus (ii) ten percent (10%) of the amount determined under clause (i) (the “Measured Sum”) is greater than or equal to $1.00 but less than or equal to $1.364, then the Measured Price shall be the Measured Sum; (B) if the Measured Sum is less than $1.00, then the Measured Price shall be $1.00; and (C) if the Measured Sum is greater than $1.364, then the Measured Price shall be $1.364 (with all dollar amounts used to determine the Measured Price being subject to equitable and proportional adjustment for any stock splits, stock dividends and the like that occur prior to the determination of the Measured Price).

(e)       A new definition of “Measurement Period” in hereby added to Section 1.01 of the Indenture, in alphabetical sequence relative to the other defined terms in such Section 1.01, and shall read as follows:

“Measurement Period” means the period commencing on and including the ninetieth (90th) day after the Second Supplemental Effective Date and ending on and including the one hundred and twentieth (120th) day after the Second Supplemental Effective Date, in both cases, commencing the count from and including the first day immediately after the Second Supplemental Effective Date, which is the first day of the count.

(f)       The new definitions “Second Stockholders Approval,” “Second Stockholder Meeting Date,” “Second Stockholder Meeting,” “Second Stockholder Resolutions” and “Second Stockholder Approval Deadline” are hereby added to Section 1.01 of the Indenture, in alphabetical sequence relative to the other defined terms in such Section 1.01, and shall read as follows:

“Second Stockholder Approval”, “Second Stockholder Meeting Deadline”, “Second Stockholder Resolutions”, “Second Stockholder Meeting” and “Second Stockholder Approval Date” shall have the meanings specified in Section 6.04(b)(B) of this Indenture.

(g)       The definition of “Permitted Debt” in Section 1.01 of the Indenture is hereby amended and restated to read as follows:

“Permitted Debt” means:

(a)          the Notes and any guarantees thereof, including the Note Guarantees;

(b)          indebtedness already existing in an acquired entity at the time of acquisition of such entity by the Company or any of its Subsidiaries, so long as such debt was not incurred in order to effect such acquisition, and neither the Company nor any of its Subsidiaries shall guarantee such debt following such acquisition;

(c)          any unsecured guarantees by the Company or any of its Subsidiaries of the Company’s indebtedness or indebtedness of any of the Company’s Subsidiaries not otherwise prohibited under this Indenture;

(d)          indebtedness in respect of capital leases and synthetic lease obligations;

(e)          unsecured intercompany indebtedness among the Company and any of its Subsidiaries, or between two or more of the Subsidiaries of the Company;

(f)          current liabilities which are incurred in the ordinary course of business and which are not incurred through the borrowing of money, including credit incurred in the ordinary course of business with corporate credit cards by the Company and its Subsidiaries;

(g)          indebtedness incurred as a result of endorsing negotiable instruments received in the ordinary course of business;

(h)          purchase money indebtedness (i) for equipment acquired or held by the Company or its Subsidiaries incurred for financing the acquisition of the equipment, or (ii) existing on equipment when acquired;

(i)          a letter of credit issued by Silicon Valley Bank, Bridge Bank or any other commercial bank used to satisfy a security deposit to the landlord of the Company’s office in Australia, in the aggregate amount of not more than $350,000;

(j)          any and all Secured Loans outstanding at any time or from time to time, provided that the aggregate principal amount (which, for the avoidance of doubt, shall include any interest thereon that becomes part of the principal amount by way of paying the interest in kind or otherwise, but excluding the aggregate of any accrued and unpaid cash interest, fees, attorneys fees, costs, charges, and expenses payable under the agreements documenting or evidencing the Secured Loans or in respect thereof) of any and all Secured Loan or Secured Loans, and all refinancings, extensions, supplements, waivers, consents, replacements or modifications thereof, shall not at any time exceed $5 million; and

(k)          extensions, refinancings and renewals of indebtedness set forth above in this definition.

(h)       Section 6.04(b) of the Indenture is hereby amended and restated in its entirety to read as follows:

(b)          (A) The Company shall provide each stockholder entitled to vote at a special or annual meeting of stockholders of the Company (the “Stockholder Meeting”), which shall be promptly called and held not later than January 15, 2017 (the “Stockholder Meeting Deadline”), a proxy statement soliciting each such stockholder’s affirmative vote at the Stockholder Meeting for approval of resolutions (“Stockholder Resolutions”) providing for issuance of the Conversion Shares and shares underlying the Warrants in compliance with the rules and regulations of the Principal Market (collectively, the “Stockholder Approval”, and the date the Stockholder Approval is obtained, the “Stockholder Approval Date”), and the Company shall use its reasonable best efforts to solicit its stockholders’ approval of such resolutions and to cause the Board of Directors of the Company to recommend to the stockholders that they approve such resolutions. The Company shall be obligated to seek to obtain the Stockholder Approval by the Stockholder Meeting Deadline. If, despite the Company's reasonable best efforts the Stockholder Approval is not obtained on or prior to the Stockholder Meeting Deadline, the Company shall cause an additional Stockholder Meeting to be held on or prior to May 15, 2017. If, despite the Company's reasonable best efforts the Stockholder Approval is not obtained after such subsequent stockholder meetings, the Company shall cause an additional Stockholder Meeting to be held annually thereafter until such Stockholder Approval is obtained.

(B) From and after the Second Supplemental Effective Date, the Company shall provide each stockholder entitled to vote at a special or annual meeting of stockholders of the Company (the “Second Stockholder Meeting”), which shall be promptly called and held not later than January 30, 2018 (the “Second Stockholder Meeting Deadline”), a proxy statement soliciting each such stockholder’s affirmative vote at the Second Stockholder Meeting for approval of resolutions (“Second Stockholder Resolutions”) providing for issuance of the Conversion Shares and shares underlying the Warrants in compliance with the rules and regulations of the Principal Market in light of the Second Supplemental Indenture (collectively, the “Second Stockholder Approval”, and the date the Second Stockholder Approval is obtained, the “Second Stockholder Approval Date”), and the Company shall use its reasonable best efforts to solicit its stockholders’ approval of such resolutions and to cause the Board of Directors of the Company to recommend to the stockholders that they approve such resolutions. The Company shall be obligated to seek to obtain the Second Stockholder Approval by the Second Stockholder Meeting Deadline. If, despite the Company's reasonable best efforts the Second Stockholder Approval is not obtained on or prior to the Second Stockholder Meeting Deadline, the Company shall cause an additional Second Stockholder Meeting to be held on or prior to May 30, 2018. If, despite the Company's reasonable best efforts the Second Stockholder Approval is not obtained after such subsequent stockholder meetings, the Company shall cause an additional Second Stockholder Meeting to be held annually thereafter until such Second Stockholder Approval is obtained. Furthermore, it is understood and agreed that from and after the Second Supplemental Effective Date, the approval of the Company’s stockholders referred to in subsection (A) of Section 6.04 of this Indenture shall no longer be effective, and therefore all the limitations that applied prior to the Stockholder Approval shall continue to apply unless and until the Second Stockholder Approval is obtained or if subsection (B) of Section 6.04 of the this Indenture applies.

(i)       Section 4.13 of the Indenture is hereby amended and restated to read as follows:

Section 4.13         Limitation on Indebtedness and Restricted Payments. For such time as there is any aggregate outstanding principal amount of the Notes, the Company and its Subsidiaries shall not incur:

(1)         Secured Debt (other than Permitted Debt); and

(2)         Unsecured Debt (other than Permitted Debt).

For such time as there is any aggregate outstanding principal amount of the Notes, the Company or its Subsidiaries may not make any Restricted Payments.

The limitations on the ability to incur Secured Debt or Unsecured Debt, or make Restricted Payments, may be waived by the Holders of two-thirds of the aggregate principal amount of Notes then outstanding.

Notwithstanding anything in this Indenture or Section 4.13 to the contrary, and for the avoidance of doubt, the Company and its Subsidiaries (including the Guarantors) are permitted to incur and guarantee, any and all Secured Loans at any time or from time to time and to perform all obligations and grant all pledges arising thereunder (including, without limitation, granting the lender of such Secured Loans remedies for the protection and enforcement of its rights therein, including without limitation foreclosure, payment blockage, standstill and other secured creditor remedies), provided that the aggregate principal amount (which, for the avoidance of doubt, shall include any interest thereon that becomes part of the principal amount by way of paying the interest in kind or otherwise, but excluding the aggregate of any accrued and unpaid cash interest, fees, attorneys fees, costs, charges, and expenses payable under the agreements documenting or evidencing the Secured Loans or in respect thereof) of any and all Secured Loan or Secured Loans, and all refinancings, extensions, supplements, waivers, consents, replacements or modifications thereof, shall not at any time exceed $5 million.

Section 1.02 Comprehensive Indenture. For illustrative purposes only, a copy of the Indenture with the amendments in this Supplemental Indenture incorporated with added text indicated by underlining is attached hereto as Exhibit B.

Article 2.

Section 2.01 Benefit. All the covenants, provisions, stipulations and agreements contained in this Supplemental Indenture are and shall be for the sole and exclusive benefit of the parties hereto, their successors and assigns, and of the Holders and registered owners from time to time of the Notes as hereby amended and supplemented.

Section 2.02 Receipt by Trustee. In accordance with Section 1.02 and Section 14.02 of the Indenture, the Trustee acknowledges that it has received an Officer’s Certificate and Opinion of Counsel stating that the Supplemental Indenture complies with Section 14.02 of the Indenture and that all conditions precedent provided in the Indenture relating to the Supplemental Indenture have been satisfied.

Section 2.03 Governing Law. THIS SUPPLEMENTAL INDENTURE AND THE NOTES, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS SUPPLEMENTAL INDENTURE OR THE NOTES, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 2.04 Multiple Originals. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Supplemental Indenture. Delivery of an executed counterpart by facsimile or by electronic means shall be effective as delivery of a manually executed counterpart thereof.

Section 2.05 Effect of Headings. The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

Section 2.06 References. Each reference in the Indenture or this Supplemental Indenture to any article, section, term or provision of the Indenture shall mean and be deemed to refer to such article, section, term or provision of the Indenture, as modified by this Supplemental Indenture, except where the context otherwise indicates.

Section 2.07 Severability. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

Section 2.08 The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity, legality or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made by the Company.

Section 2.09 Ratification of Indenture; Supplemental Indenture Part of Indenture. Except as expressly supplemented hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Securities heretofore or hereafter authenticated and delivered shall be bound hereby.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the day and year first above written.

DIGITAL TURBINE, INC.

By:	/s/ William Stone
Name:	William Stone
Title:	Chief Executive Officer

By:	/s/ Barrett Garrison
Name:	Barrett Garrison
Title:	Chief Financial Officer

GUARANTORS:

Digital Turbine USA, Inc., a Delaware corporation

By:	/s/William Stone
Name:	William Stone
Title:	Chief Executive Officer

Digital Turbine Media, Inc., a Delaware corporation

By:	/s/William Stone
Name:	William Stone
Title:	Chief Executive Officer

Digital Turbine (EMEA) Ltd., a company formed under the laws of Israel

By:	/s/William Stone
Name:	William Stone
Title:	Chief Executive Officer

By:	/s/ Revital Musalem
Name:	Revital Musalem
Title:	Controller

Digital Turbine Asia Pacific Pty Ltd., a company formed under the laws of Australia

By:	/s/William Stone
Name:	William Stone
Title:	Chief Executive Officer

U.S. Bank National Association
as Trustee

By:	/s/ Bradley E. Scarbrough
Name:	Bradley E. Scarbrough
Title:	Vice President

Signature Page to Second Supplemental Indenture

EXHIBIT A

Noteholder Instructional Consent

[See Attached]

[Omitted]

EXHIBIT B

Comprehensive Indenture

[See Attached]

[Omitted]